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SEC FILE NUMBER 000-50910
CUSIP NUMBER 86183Q 10 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

StoneMor Partners L.P.

Full Name of Registrant

Former Name if Applicable

311 Veterans Highway, Suite B

Address of Principal Executive Office (Street and Number)

Levittown, PA 19056

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William R. Shane	215	826-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached Exhibit B in response to this Part IV.

StoneMor Partners L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2011	By	/s/ William R. Shane
			Name:	William R. Shane
			Title:	Executive Vice President and Chief Financial Officer, StoneMor GP LLC, the General Partner of StoneMor Partners L.P.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

StoneMor Partners L.P. (the “Company”) did not file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010 within the prescribed period because the Company needed additional time to complete the audit of its financial statements for the fiscal year ended December 31, 2010. At issue is the accounting treatment of a transaction with the Archdiocese of Detroit in the third quarter of 2010 which has no material effect on the Company’s cash distributions or available cash. Under the terms of the operating agreement with the Archdiocese of Detroit, the Company became the exclusive operator of three cemeteries owned by the Archdiocese of Detroit. The Company believes that any potential change in method of accounting would have no material impact on the Company’s cash flow, distributions or results of operations for the fourth quarter. The Company believes, the contribution of these three locations to the Company’s operating earnings is not materially significant to its results. At the time the Company entered into the agreement to operate these properties, the Company determined that the proper application of relevant accounting guidance required that the Company consolidate the assets and liabilities of these cemeteries with the assets and liabilities of the Company. The Company is currently in discussion with its independent public accountants as to whether this was the appropriate accounting treatment for the recording of this transaction.

EXHIBIT B

The Company anticipates that there will be significant changes in results of operations from the corresponding period for the last fiscal year to be reflected in the statement of operations to be included in the Form 10-K. The Company is in the process of completing the audit of its financial statements for the fiscal year ended December 31, 2010. Until it completes this process, the Company is not in a position to estimate those changes.

Forward-Looking Statements

Certain statements contained in this Form 12b-25, including, but not limited to, information regarding the status and progress of the Company’s operating activities, the plans and objectives of the Company’s management, assumptions regarding the Company’s future performance and plans, and any financial guidance provided, as well as information in other filings with the SEC and elsewhere are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict,” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated, including, but not limited to, the following: uncertainties associated with future revenue and revenue growth; the effect of the current economic downturn; the impact of the Company’s significant leverage on its operating plans; the ability of the Company to service its debt and pay distributions; the decline in the fair value of certain equity and debt securities held in the Company’s trusts; the Company’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; the Company’s ability to successfully implement a strategic plan relating to producing operating improvements, strong cash flows and further deleveraging; uncertainties associates with the integration or anticipated benefits of the Company’s recent acquisitions or any future acquisitions; the Company’s ability to complete and fund additional acquisitions; the Company’s ability to maintain effective disclosure controls and procedures and internal control over financial reporting; and various other uncertainties associated with the death care industry and the Company’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in the Company’s Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q filed with the SEC. The Company assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events, or otherwise.